EXHIBIT 11

STATEMENT OF COMPUTATION OF EARNINGS (LOSS) PER SHARE

	Year Ended December 31, 2008
	Shares	Earnings (Loss) Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	22,388	$(11.36)

Diluted
Average Shares Outstanding	22,388
Common Stock Equivalents	—

	22,388	$(11.36)

	Year Ended December 31, 2007
	Shares	Earnings Per Share
	(In Thousands)
Basic Weighted Average Shares Outstanding	19,082	$0.35

Diluted
Average Shares Outstanding	19,082
Common Stock Equivalents	143

	19,225	$0.34